

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

John Wasson
Chief Executive Officer
ICF International, Inc.
1902 Reston Metro Plaza
Reston, VA 20190

> **Re: ICF International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **Form 8-K Filed February 28, 2023**
> **File No. 1-33045**

Dear John Wasson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

EBITDA and Adjusted EBITDA, page 45

1.   We note that you make an adjustments for additional rent as result of talking possession of your new corporate headquarters in your calculations of adjusted EBITDA and non-GAAP diluted earnings per share. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Service Revenue, page 45

2.   Please tell us if subcontractor and other direct costs subtracted from revenues have any

margin associated with the costs or are they true pass through type of costs in which case the same amount is included in revenue and direct costs in your consolidated statements of comprehensive income.

Form 8-K Filed February 28, 2023

Exhibit 99.1, page 1

3.   Reference is made to your use of Adjusted EBITDA Margin on Service Revenue, a non-GAAP measure, throughout the presentation. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services